

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 30, 2016

David J. West
Chief Executive Officer
Conyers Park Acquisition Corp.
3 Greenwich Office Park, 2nd Floor
Greenwich, CT 06831

> **Re: Conyers Park Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2016**
> **File No. 333-212133**

Dear Mr. West:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and information you provide in response to this comment, we may have additional comments.

Comparison of This Offering to Those of Blank Check Companies, page 96

1. Please add disclosure in the "Terms of Our Offering" and "Terms Under a Rule 419 Offering" columns to explain the limitation on redemption rights of shareholders holding 10% or more of the shares sold in this offering if a shareholder vote is held. Please also add disclosure in the aforementioned columns related to the tendering of stock certificates in connection with a tender offer or redemption rights.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at

(202) 551-8199, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Michael Midura, Esq.
        Ellenoff Grossman & Schole LLP